Pacific Funds Series Trust NSAR 3-31-15
EXHIBIT 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS



Effective June 18, 2014, the investment practices of the Pacific Funds Series Trust were changed as follows:


The following non-fundamental investment restrictions apply to all Funds, unless otherwise stated:

1. A Fund may not purchase illiquid securities or repurchase agreements maturing in more than 7 days if as a result of such purchase, more than 15% of the Funds net assets (taken at market value at the time of investment) would be invested in such securities.

2. A Fund may not purchase or sell commodities or commodities contracts, except that subject to restrictions described in the Prospectus and in this SAI, (a) each Fund may engage in futures contracts and options on futures contracts; and (b) each Fund may enter into forward contracts including forward foreign currency contracts.

3. If a Fund has a policy on investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a manner consistent with its name, it will provide at least 60 days prior written notice of any change to such policy.

4. A Fund which serves as an Underlying Fund for a fund-of-funds (such as the PL Portfolio Optimization Funds or the PL Diversified Alternatives
Fund), may not invest in securities of other investment companies in reliance on Section 12(d)(1)(F) or (G) of the 1940 Act, or any successor provisions.

Unless otherwise specifically stated in a Funds Prospectus or above, each Fund investment restriction will apply only at the time of investment (and subsequent fluctuations in the value of Fund securities or the sale of Fund securities will not result in a violation of the restriction). For purposes of restriction 2 above, an option on a foreign currency shall not be considered a commodity or commodity contract.